UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

U.S. Concrete, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of Class of securities)

90333L201

(CUSIP number)

December 14, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 90333L201

1		NAMES OF REPORTING PERSONS Helios Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IA

Page 2 of 5 Pages

Among other things, this Amendment No. 1 to Schedule 13G is being filed by the Reporting Person to disclose that Helios Advisors LLC no longer beneficially owns shares of U.S. Concrete, Inc. effective December 14, 2011 and as such no longer exercises voting or dispositive power over the Shares (as defined below).

Item 1	(a).	Name of Issuer:

U.S. Concrete, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2925 Briarpark, Suite 1050 Houston, Texas 77042

Item 2	(a).	Name of Person Filing:

Helios Advisors LLC

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Helios Advisors LLC 780 Third Avenue, 7th Floor New York, New York 10017

Item 2	(c).	Citizenship:

State of New York

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

90333L201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	As of the date hereof, Helios Advisors LLC may be deemed to be the beneficial owner of no Shares.

	(b)	As of the date hereof, Helios Advisors LLC may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	-0-
		(ii)	Shared power to vote or to direct the vote	-0-
		(iii)	Sole power to dispose or to direct the disposition of	-0-
		(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Page 4 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 9, 2012

Helios Advisors LLC

By:	/s/ Aili M. Areng
	Name:	Aili M. Areng
	Title:	Chief Financial Officer

Page 5 of 5 Pages